

Mail Stop 3561

November 16, 2017

Kevin P. O'Connell
Chief Executive Officer
RC-1, Inc.
110 Sunrise Center Drive
Thomasville, NC 27360

> **Re: RC-1, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed October 20, 2017**
> **File No. 333-210960**

Dear Mr. O'Connell:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you included December 31, 2015 audited financial statements in the Form S-1 declared effective July 15, 2016 and that this is the first post-effective amendment to the registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than 16 months old. Please tell us whether any offers or sales have been made after May 1, 2017. Refer to Section 10(a)(3) of the Securities Act and Rule 427.

2. Please clarify whether your shares are quoted on the OTC Pink marketplace or the OTCQB marketplace. For example, we note your disclosure that your stock is quoted on

the OTCQB under the symbol RCCC. However, we also note that the OTC Markets website appears to indicate that your shares are quoted on the OTC Pink marketplace. In addition, please clarify why you reference the OTC Bulletin Board in your filing.

3. Please note that we do not consider the OTC Pink marketplace to be an existing trading market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. If your shares are only quoted on the OTC Pink marketplace, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering. Further, please revise the disclosure in the Plan of Distribution section on page 41 which states that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices.

Exhibits, page II-2

4. We note your disclosure in your beneficial ownership table on page 35 that Rick Ware Leasing, LLC owns 16.6% of your outstanding common stock. Please file as an exhibit your lease agreement with Rick Ware Racing, LLC that you reference on page 8. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

5. We note your disclosure on page F-19 regarding your related party sponsorship agreement and note receivable. Please provide your analysis regarding whether such agreements are required to be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please provide your analysis as to whether you are required to provide the information required under Item 404 of Regulation S-K with respect to such agreement.

Signatures, page II-3

6. We note that the signature page does not contain the complete date that the post-effective amendment was signed. Please ensure that your signature page includes the specific date that it is signed when you file your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure